September 21, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	AU Optronics Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-31335

Dear Mr. James:

This letter sets forth the supplemental response of AU Optronics Corp. (“AUO” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 31, 2012 (the “Staff’s Letter”). On August 14, 2012, the Company provided an initial response to the Staff’s Letter and indicated that the Company would supplement the response with additional information after the Northern California District Court issued its fine in the US DOJ matter, which occurred on September 20, 2012.

For your convenience, we have included herein the Staff’s comment in italics for which supplemental information is being provided.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Consolidated Financial Statements

Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89

3.	We note from your response to prior comment 2 that you developed a range of possible losses related to the US DOJ matters and, as no amount within the range of loss appeared to be a better estimate, you recorded the minimum amount within the range. Please quantify for us the estimated range of loss specific to the US DOJ matter and the accrual recorded as of December 31, 2011. In addition, please tell us how the settlement with the Indirect Purchaser Plaintiffs as disclosed in your July 12, 2012 Form 6-K impacted your accrual for loss contingencies.

Response:

The accrual recorded as of December 31, 2011 specific to the US DOJ matter was US$ 277 million. After the March 14, 2012 jury verdict, Management understood that the court would have discretion to impose a fine in any amount in the range from zero to US$1 billion, the latter amount being based on statute which allow maximum penalty equal to twice the gains derived from the conspiracy. In light of the uncertainties as to how the court would exercise its discretion, Management considered various scenarios in seeking to determine an appropriate reserve, including the estimated range of loss of US$ 253 million to US$ 600 million. Management concluded that no amount within the range of possible loss was the best estimate of the actual loss. Therefore, Management concluded that the accrued liability should be based on the low end of the range of possible loss. Because this amount was not significantly different from the US$ 277 million previously accrued, Management concluded that it was not necessary to adjust the accrued liability for the March 14, 2012 jury verdict. The final fine issued by the Court on September 20, 2012 (EDT) was US$500 million. Please refer to the Company’s Form 6-K filed on September 20, 2012 (EDT) for the detailed disclosure in the US DOJ matter and its anticipated impact on the Company’s finance and business in the current reporting period.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to AUO’s Annual Report on Form 20-F, please contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.

By:	/s/ Andy Yang
Name: Andy Yang Title: Chief Financial Officer